BAKER & MCKENZIE

Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746, USA

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakernet.com

October 5, 2009

Shon C. Ramey
Tel: +1 713 427 5030
shon.c.ramey@bakernet.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Lily Dang

RE: Gold Reserve Inc.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the response of the Company to the comments contained in the Staff's letter to Mr. Robert A. McGuinness, Chief Financial Officer, dated September 23, 2009, regarding the Company's Form 20-F filed March 31, 2009 (the "2008 Form 20-F"). For ease of reference, the comments have been repeated below with the response set forth underneath.

Due to the nature of the Staff's comments and due to the time that has elapsed since the March 31, 2009 filing of the 2008 Form 20-F, we would like to request that the Company be able to reflect any changes, as appropriate, in its next interim or annual report filed with the Commission for the quarter ended September 31, 2009, or the year ended December 31, 2009. The Company intends to file this annual report by late March 2010 in accordance with past practice and to comply with Canadian legal requirements. The proposals noted herein will be updated as necessary to take into account any changes in disclosure occurring prior to such filing, if any.

Form 20-F for the Fiscal Year Ended December 31. 2008

Controls and Procedures. page 68

1. *We note your statement that "the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and*

> *communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.*
> *See Exchange Act Rule 13a-15(e).*

In response to the Staff's comment, the Company proposes to amend the disclosure in its next annual report as provided immediately below, with such changes underlined for the Staff's ease of review.

Item 15. Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Financial Statements

Note 16 - Convertible Notes, page 90

2. We note you disclose on page 91 that at December 31, 2008, you revised your estimate of the expected life of your $103.5 million aggregate principal amount convertible notes issued May 2007 due June 15, 2022 to June 15, 2012. Please expand your disclosure to discuss the reason for your revision of the expected life of the notes.

In response to the Staff's comment, the Company proposes including additional disclosure in its next interim report regarding the factors considered and management's rationale for reducing the expected life of the convertible notes from a due date of June 15, 2022 to June 15, 2012. Such disclosure regarding the reduction of the expected life of the notes is provided immediately below, with such changes underlined for the Staff's ease of review.

16. Convertible Notes:

* * *

At December 31, 2008, the Company revised its estimate of the expected life of the notes to June 15, 2012, the date of the one-time option of the note holders to require the Company to repurchase the notes either in cash or through the issuance of stock at the Company's choice, and adjusted the carrying value accordingly. Management considered a number of factors in

its evaluation including general market conditions resulting from the credit crisis which occurred during the fourth quarter, the current stock price compared to the stock price at the date of the issuance of the debt, the current trading value of the debt and the relative small number of note holders controlling an estimated 80% of the total outstanding. All other terms and conditions set forth in the notes remain unchanged

* * *

Note 18 - Differences between Canadian and U.S. GAAP, page 92

Consolidated Summarized Statements of Operations, page 93

3. We note per your disclosure in Note 7 on page 84 that under Canadian GAAP, your capitalized exploration costs increased from $77.2 million at December 21, 2007 to $115.8 million at December 31, 2008. However, we do not see any adjustment to reverse such capitalized costs for U.S. GAAP reporting purpose. Please revise your statements of operations to show the effects of expensing your exploration costs as incurred prior to establishment of proven and probable reserves under U.S. GAAP.

Under U.S. GAAP, it is important to distinguish between exploration and development costs, and to ensure correlation of these terms with your reserve findings.

The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred.

Please revise your U.S. GAAP accounting and the related disclosure in footnote C on page 94 to comply with this guidance.

The Company has reviewed the Staff's comment and notes that the caption "Exploration Costs" contained in note 7 is based on Canadian GAAP convention. In light of the Staff's comment the Company, and in an effort to enhance the disclosure, the Company proposes changing the caption in its next interim repoort to read "Capitalized Exploration and Development Cost".

By way of explanation the Company offers the following:. Since January 1, 2005, when proven and probable reserves for the Brisas Project were established for U.S. GAAP purposes, the Company has capitalized costs related to the Brisas Project. These costs relate to project engineering, infrastructure construction and preparation for mine production which are development in nature as compared to costs associated with efforts to search for or expand mineral reserves which are exploratory in nature and would have been expensed as

incurred if we had incurred such costs on the Brisas Project. All costs associated with the Choco 5 Property are expensed for Canadian and U.S. GAAP purposes.

The Company also would note that footnote C on page 94 relates to adjustments for costs capitalized for Canadian GAAP prior to the establishment of proven and probable reserves in January 1, 2005, in addition to differences in Canadian and U.S. GAAP related to capitalized interest expense as noted in footnotes D and E.

Other Disclosures under U.S. GAAP, page 95

4. We note you disclose proven and probable reserve estimates computed in accordance with CSA National Instrument 43-101 on page 28. Please expand your disclosure under this heading to discuss the differences in your reserve estimates under Canadian standards versus SEC Industry Guide 7 and the extent of any adjustment you need to make to your reserve estimates in order to meet the definition of proven and probable reserves under Industry Guide 7.

In response to the Staff's comment the Company proposes expanding the disclosure under this heading in its next interim report to discuss the differences in reserve estimates under Canadian standards (CSA National Instrument 43-101) and U.S. standards (SEC Industry Guide 7). The text of the additional disclosure is included directly below, with such changes underlined for the Staff's ease of review.

Mineral Resource and Reserve Estimate

Cautionary Note to U.S. Investors. We advise U.S. investors that definitions contained in CSA National Instrument 43-101 differ in certain respects from those set forth in the SEC Industry Guide 7.

This report uses the terms "measured," "indicated" and "inferred" resource. Note that under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases and must be disclosed separately from measured and indicated mineral resource estimates. We advise U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them as disclosure of estimates other than proved (measured) or probable (indicated) and as such are not allowed pursuant to U.S. disclosure requirements unless required by a foreign jurisdiction. U.S. investors are cautioned not to assume that any disclosure of mineralization not already categorized as "mineral reserves", will ever be converted into reserves. Also, disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

The Company's proven and probable mineral reserves disclosed herein are identical under guidance contained in CSA National Instrument 43-101 and SEC Industry Guide 7.

In March 2008 PAH assisted the Company in the calculation of an updated mineral resource and reserve estimate in accordance with CSA National Instrument 43-101 which is summarized in the tables below. The qualified persons involved in the property evaluation and resource and reserve estimate were Susan Poos, P.E. of Marston & Marston Inc. and Richard Lambert, P.E., Richard Addison, P.E. and Bart Stone, C.P.G. of Pincock, Allen & Holt.

<u>Exhibits, page 102</u>

5. Please file as an exhibit to your filing the indenture for your 5.50% senior subordinated convertible notes due June 15, 2022. See the Instructions as to Exhibits in Form 20-F.

In response to the Staff's comment the Company proposes revising its Exhibits List in its next annual report to incorporate by reference the Form of Indenture between the Company and The Bank of New York, as Trustee, relating to the US$ 103,500,000 of 5.50% Senior Subordinated Convertible Notes due June 15, 2022, included as a part of the Company's Registration Statement on Form F-10 (Registration No. 333-142656) filed with the SEC on May 14, 2007 in compliance with the Instructions to Exhibits in Form 20-F.

<u>Exhibits 12.1 and 12.2 - Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002</u>

6. We note that you have replaced the term "company" with the term ""issuer" in multiple places in the certifications. Please revise to conform exactly to the required language for certifications set forth in Form 20-F.

In response to the Staff's comment the Company proposes revising the Certifications of Gold Reserve Inc's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and include the revised certifications as Exhibits 12.1 and 12.2, respectively, in future filings as required.

* * *

I would appreciate it if you would please call me at (713) 427-5030 after your review of the above responses. If you are not able to reach me, please ask for Jonathan B. Newton of my office.

Thank you for your attention to this matter.

Very truly yours,

/s/ Shon C. Ramey

Shon C. Ramey

cc: Mr. Robert A. McGuinness, Gold Reserve Inc.